03040065

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Hauser, Inc.	0000773723
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K FOR 12-15-03	0-17174
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 22nd day of December 2003.

HAUSER, INC.

By: [signature]

Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED NOVEMBER 30, 2003 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED NOVEMBER 30, 2003

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor-In Possession Operating Report** Report Number 8 For the period- FROM: November 1, 2003 TO: November 30, 2003

RECEIVED 2003 DEC 15 P 4: 08 OFFICE OF US TRUSTEE LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	155,150	1,693,147
Overdue - 31 - 60 Days	(1,290)	802,994
Overdue - 61 - 90 Days	(2,004)	291,326
Overdue - 91 - 120 Days	329	24,424
Overdue - Over 121 Days	-	337,129
TOTAL	152,185	3,149,020

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (i.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
Adron Inc.	Monthly	1,950	1/1/2004		$ -

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

On November, 25, 2003, the Debtors received Court permission to sell substantially all of the assets of Botanicals International Extracts, Inc. related to the tradec extracts and dietary supplements business to Zuellig Botanicals, Inc., which is expected to close in mid-December.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -
9/30/2003	None	$ 250	11/20/2003	$ 250	4690	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 12/11/03

Thomas W. Hanlon

Debtor in Possession or Trustee
Secretary/Treasurer

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 8

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	12/19/2003	12/19/2003
Property	St. Paul/Acordia	See Below	1/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/30/2003	11/30/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	12/19/2003	12/19/2003
EPL	Hudson Insurance/Acordia	1,000,000	12/8/2003	12/8/2003
Cargo	St. Paul/Acordia	1,000,000	12/8/2003	12/8/2003
Foreign Liability	St. Paul/Acordia	2,000,000	12/8/2003	12/8/2003
Fiduciary	Chubb/Acordia	1,000,000	12/8/2003	12/8/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	12/8/2003	12/8/2003

Botanicals International Extracts, Inc.
November 30, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Eight Months Ended Year-to-date Actual
Sales	$ 1,211	$ 15,399
Cost of Sales	990	12,341
Gross margin	220	3,058
Sales and marketing	179	1,444
G & A expenses	7	540
Total	185	1,984
Contribution	**35**	**1,074**
Corporate Services	173	1,477
Operating income (loss)	(138)	(403)
Interest expense	(50)	(258)
Profit (Loss) before Other Income (Expense)	(188)	(661)
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	(188)	(661)
Income taxes	-	-
Net income (loss)	$ (188)	$ (661)

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 8

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 8 For the period- FROM: November 01, 2003 TO: November 30, 2003

RECEIVED 2003 DEC 15 PM 12:0?
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:

INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				

EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				

B. Not Related to Business Operations:

INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				

EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	100,119	96,460
Overdue - 31 - 60 Days	(1,607)	6,005
Overdue - 61 - 90 Days	(1,016)	4,059
Overdue - 91 - 120 Days	(455)	5,100
Overdue - Over 121 Days		360,318
TOTAL	97,041	471,942

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	12/12/2003		
Micron Commercial Computer Services	Quarterly	93	2/15/2004		
GMAC	Monthly	524	12/25/2003		
Xerox Corporation	Monthly	202	12/20/2003		
Xerox Corporation	Monthly	766	12/22/2003		
Xerox Corporation	Monthly	970	12/22/2003		
Advanced Trailer Leasing	Monthly	135	12/15/2003		
Advanced Trailer Leasing	Monthly	155	12/15/2003		
Advanced Trailer Leasing	Monthly	135	12/15/2003		
McDonald Farms	Monthly	2,150	1/1/2004		
Western Disposal	Monthly	1,244	12/20/2003		
Hasler Mailing Systems & Solutions	Quarterly	46	3/14/2004		
Continental Development Corp.	Monthly	2,886	1/1/2004		
Rocky Net	Monthly	935	1/4/2004		
Tolin Mechanical Systems	Quarterly	828	2/10/2004		

* Explanation for Non-Payment:

4. Tax Liability:

Gross Payroll Expense for Period: 151,140

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	11/30/2003	35,293	
State Payroll and Withholding Taxes	11/30/2003	5,660	
State Sales and Use Taxes	None		61
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 849,000
Kaye Scholer LLP	Attorney	$ 602,500
Peitzman, Glassman, Weg & Kempinsky LLP	Attorney	$ 95,000
Deloitte & Touche LLP	Accountant	$ 87,000
Willkie Farr & Gallagher	Attorney	$ 228,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

On November, 25, 2003, the Debtors received Court permission to sell substantially all of the assets of Botanicals International Extracts, Inc. related to the tradec extracts and dietary supplements business to Zuellig Botanicals, Inc., which is expected to close in mid-December.

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
June 30,2003	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -
Sept. 30,2003	8,441,360	$ 10,000	11/6/2003	$ 10,000	4630	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 12/11/03

[signature]

Debtor In Possession or Trustee
Chief Financial Officer

Liability Recap	Taxes Debited	Federal Income Tax		9,460.74		
		Earned Income Credit Advances		.00		
		Social Security - EE		3,592.98		
		Social Security - ER		3,592.96		
		Social Security Adj - EE		.00		
		Medicare - EE		1,117.48		
		Medicare - ER		1,117.49		
		Medicare Adj - EE		.00		
		Federal Unemployment Tax		3.43		
		State Income Tax		2,871.98		
		State Unemployment Insurance - EE		.00		
		State Unemployment/Disability Ins - ER		57.25		
		State Unemployment Insurance Adj - EE		.00		
		State Disability Insurance - EE		17.64		
		State Disability Insurance Adj - EE		.00		
		Workers' Benefit Fund Assessment - EE		.00		
		Workers' Benefit Fund Assessment - ER		.00		
		Local Income Tax		.00		
		School District Tax		.00		
		Total Taxes Debited	Account Number 4945086353	21,832.79		
	Other Transfers	ADP Direct Deposit	Account Number 4945086353	43,445.00		Total Liability
		Wage Garnishments	Account Number 4945086353	607.29		
		Total Amount Debited From Your Accounts			65,885.08	65,885.08
	Bank Debits and Other Liability	Checks		12,166.38		78,051.46
		Adjustments/Prepay/Voids		.00		78,051.46
	Taxes - Your Responsibility	None This Payroll				
						78,051.46

ADP Statistical Summary Recap

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Hauser

Batch: 1530
Quarter Number: 4

Period Ending: 11/08/2003
Pay Date: 11/14/2003
Current Date: 11/10/2003

Week 46
Page 1

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Net Pay	Checks					12,166.38			
	Direct Deposits					43,445.03			
	Subtotal Net Pay						55,611.41		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						55,611.41		
Taxes			You are responsible for Depositing these amounts		Amount debited from your account				
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				9,460.74				
	Earned Income Credit Advances								
	Social Security				3,592.96	3,592.96			
	Medicare				1,117.88	1,117.89			
	Federal Unemployment Tax					3.49			
	Subtotal Federal				14,171.58	4,714.34	18,885.92		
State	CA State Income Tax				367.98				
	CA State Unemployment/Disability Ins-ER	3.5000							
	CA State Disability Insurance-EE				17.64				
	Subtotal CA				385.62		385.62		
	CO State Income Tax				2,504.00				
	CO State Unemployment/Disability Ins-ER	3.3200				57.25			
	Subtotal CO				2,504.00	57.25	2,561.25		
	Total Taxes		.00	.00	17,061.20	4,771.59	21,832.79		
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				21,832.79	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				43,445.03				Employee Transaction
	Wage Garnishments				807.26				
	Amount ADP Debited From Account	4949086353	Tran/ABA	121000248				44,062.29	
Total Amount ADP Debited From Your Accounts								65,885.08	

ADP® Statistical Summary Detail

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 1530
Quarter Number: 4

Period Ending: 11/08/2003
Pay Date: 11/14/2003
Current Date: 11/10/2003

Week 46
Page 2

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Liability Recap	Taxes Debited	Federal Income Tax	8,553.28			
		Earned Income Credit Advances	.00			
		Social Security - EE	2,915.58			
		Social Security - ER	2,915.56			
		Social Security Adj - EE	.00			
		Medicare - EE	1,011.34			
		Medicare - ER	1,011.34			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,638.91			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	56.63			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	17.74			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086353		19,120.59		
	Other Transfers	ADP Direct Deposit Account Number 4945086353		40,000.47		Total Liability
		Wage Garnishments Account Number 4945086353		607.26		99,728.32
		Total Amount Debited From Your Accounts			59,728.32	
	Bank Debits and Other Liability	Checks		11,244.09		70,972.41
		Adjustments/Prepay/Voids		.00		70,972.41
	Taxes - Your Responsibility	None This Payroll				70,972.41

ADP Statistical Summary Recap

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 2784
Quarter Number: 4

Period Ending: 11/22/2003
Pay Date: 11/28/2003
Current Date: 11/21/2003

Week 48
Page 1

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		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.		
Net Pay	Checks				11,244.09			
	Direct Deposits				40,000.47			
	Subtotal Net Pay						51,244.56	
	Adjustments				.00			
	Total Net Pay Liability (Net Cash)						51,244.56	
Taxes								
Federal	Agency							
	Federal Income Tax				8,553.29			
	Earned Income Credit Advances							
	Social Security				2,915.56	2,915.56		
	Medicare				1,011.34	1,011.34		
	Federal Unemployment Tax							
	Subtotal Federal				12,480.21	3,926.90	16,407.11	
State	CA State Income Tax				368.91			
	CA State Unemployment/Disability Ins-ER	3.5000						
	CA State Disability Insurance-EE				17.74			
	Subtotal CA				386.65		386.65	
	CO State Income Tax				2,270.00			
	CO State Unemployment/Disability Ins-ER	3.3200				56.83		
	Subtotal CO				2,270.00	56.83	2,326.83	
	Total Taxes		.00	.00	15,136.86	3,983.73	19,120.56	
	Amount ADP Debited From Account	4945066353	Tran/ABA	121000248				19,120.59 Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				40,000.47			Employee Transaction
	Wage Garnishments				607.26			
	Amount ADP Debited From Account	4945066353	Tran/ABA	121000248				40,607.73
Total Amount ADP Debited From Your Accounts								99,788.32

ADP Statistical Summary Detail

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 2784
Quarter Number: 4

Period Ending: 11/22/2003
Pay Date: 11/28/2003
Current Date: 11/21/2003

Week 48
Page 2

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 8

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	12/19/2003	12/19/2003
Property	St. Paul/Acordia	See Below	1/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/30/2003	11/30/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	12/19/2003	12/19/2003
EPL	Hudson Insurance/Acordia	1,000,000	12/8/2003	12/8/2003
Cargo	St. Paul/Acordia	1,000,000	12/8/2003	12/8/2003
Foreign Liability	St. Paul/Acordia	2,000,000	12/8/2003	12/8/2003
Fiduciary	Chubb/Acordia	1,000,000	12/8/2003	12/8/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	12/8/2003	12/8/2003

Hauser, Inc.
November 30, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Eight Months Ended Year-to-date Actual
Sales	$494	$2,596
Cost of Sales	459	2,523
Gross margin	35	73
Sales and marketing	39	364
G & A expenses	447	2,602
Total Operating Cost	486	2,966
Contribution	**(451)**	**(2,893)**
Corporate Services	(218)	(1,820)
Operating income (loss)	**(233)**	**(1,073)**
New products expense	0	(377)
Interest expense	(1)	(265)
Profit (Loss) before Other Income	**(234)**	**(1,715)**
Gain/(Loss) on Sale of Assets	1	7
Other Income (See Note)	500	500
Chapter 11 Reorganization Costs	(402)	(1,878)
Profit (loss) before tax	**(135)**	**(3,087)**
Income taxes	-	-
Net income (loss)	**($135)**	**($3,087)**

Note: Represents proceeds from Wyeth transaction which closed in November.

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 8

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	**Debtor In Possession Operating Report** Report Number: 8 For the period- FROM: November 1, 2003 TO: November 30, 2003

RECEIVED
2003 DEC 15 P 2:10
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts paya

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	111,676	407,977
Overdue - 31 - 60 Days		9,350
Overdue - 61 - 90 Days		5,000
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	111,676	422,327

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	1/1/2004	None	
US Filter	Quarterly	63	1/15/2004	None	
GE Capital	Monthly	1,058	1/4/2004	None	
Advanced Trailer Leasing	Monthly	134	12/17/2003	None	
Neopost	Monthly	212	12/19/2003	None	
Pure Water	Monthly	264	12/16/2003	None	
Quantum	Monthly	355	12/14/2003	None	
6800 Broadway Bsn Ctr	Monthly	27,175	1/1/2004	None	
Woodspear Properties	Monthly	17,116	1/1/2004	None	

* Explanation for Non-Payment: ______________________

4. Tax Liability:

Gross Payroll Expense for Period: **167,928**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 11/30/2003	41,109	-
State Payroll and Withholding Taxes	by - 11/30/2003	5,610	-
State Sales and Use Taxes	by - 1/20/2004	-	2,374.10
Real Property Taxes			

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5. Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided con...nsation to any officers, directors, shareholders, or o... principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt *except as have been authorized by the Court?*

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	1,287,397	5,000	8/12/2003	5,000	11613	0
9/30/2003	1,444,749	5,000	11/6/2003	5,000	11986	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury *that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge*

Dated: 12/11/03

Thomas W. Hanlon

Debtor In Possession or Trustee
Title - Secretary / Treasurer

Liability Recap	Taxes Debited	Federal Income Tax	8,831.52			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,744.18			
		Social Security - ER	4,744.16			
		Social Security Adj - EE	.00			
		Medicare - EE	1,174.56			
		Medicare - ER	1,174.54			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,821.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	.00			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		23,491.96		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		46,638.44		Total Liability
		Total Amount Debited From Your Account			70,130.40	70,130.40
	Bank Debits and Other Liability	Checks		11,683.96		81,814.36
		Adjustments/Prepay/Voids		.00		81,814.36
	Taxes - Your Responsibility	None This Payroll				
						81,814.36

ADP® Statistical Summary Recap

HAUSER TECH SERVICES

Company Code: MBA
Region Name: DESERT MOUNTAIN

OKO

Batch: 1536
Quarter Number: 4

Period Ending: 11/08/2003
Pay Date: 11/13/2003
Current Date: 11/10/2003

Week 46
Page 1

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		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.			
Net Pay	Checks					11,683.96			
	Direct Deposits					46,638.44			
	Subtotal Net Pay						58,322.40		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						58,322.40		
Taxes									
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				8,833.52				
	Earned Income Credit Advances								
	Social Security				4,744.18	4,744.16			
	Medicare				1,174.58	1,174.54			
	Federal Unemployment Tax								
	Subtotal Federal				14,752.28	5,918.70	20,670.98		
State	CO State Income Tax				2,821.00				
	CO State Unemployment/Disability Ins-ER	.6200							
	Subtotal CO				2,821.00		2,821.00		
	Total Taxes		.00	.00	17,573.26	5,918.70	23,491.96		
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				23,491.96	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				46,638.44				43 Employee Transactions
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				46,638.44	
Total Amount ADP Debited From Your Accounts								70,130.40	

ADP® Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 1536
Quarter Number: 4

Period Ending : 11/08/2003
Pay Date : 11/13/2003
Current Date : 11/10/2003

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Liability Recap	Taxes Debited	Federal Income Tax	8,708.11			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,700.57			
		Social Security - ER	4,700.58			
		Social Security Adj - EE	.00			
		Medicare - EE	1,164.39			
		Medicare - ER	1,164.35			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	.00			
		State Income Tax	2,789.00			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	.00			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	.00			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086361		23,226.94		
	Other Transfers	ADP Direct Deposit Account Number 4945086361		46,146.67		Total Liability
		Total Amount Debited From Your Account			69,373.61	69,373.61
	Bank Debits and Other Liability	Checks		11,695.09		81,069.70
		Adjustments/Prepay/Voids		.00		81,069.70
	Taxes - Your Responsibility	None This Payroll				81,069.70

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		Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.		
Net Pay	Checks					11,696.09		
	Direct Deposits					46,146.67		
	Subtotal Net Pay						57,842.76	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						57,842.76	
Taxes								
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				8,708.11			
	Earned Income Credit Advances							
	Social Security				4,700.57	4,700.58		
	Medicare				1,164.33	1,164.35		
	Federal Unemployment Tax							
	Subtotal Federal				14,573.01	5,864.93	20,437.94	
State	CO State Income Tax				2,789.00			
	CO State Unemployment/Disability Ins-ER	.6200						
	Subtotal CO				2,789.00		2,789.00	
	Total Taxes		.00	.00	17,362.01	5,864.93	23,226.94	
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				23,226.94
Other Transfers	ADP Direct Deposit				46,146.67			
	Amount ADP Debited From Account	4945086361	Tran/ABA	121000248				46,146.67
Total Amount ADP Debited From Your Accounts								69,373.61

Excludes Taxes That Are Your Responsibility

44 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch: 2784
Quarter Number: 4

Period Ending: 11/22/2003
Pay Date: 11/26/2003
Current Date: 11/21/2003

Week 48
Page 2

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 8

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	12/19/2003	12/19/2003
Property	St. Paul/Acordia	See Below	1/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/30/2003	11/30/2003
California	No autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt. Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	12/19/2003	12/19/2003
EPL	Hudson Insurance/Acordia	1,000,000	12/8/2003	12/8/2003
Cargo	St. Paul/Acordia	1,000,000	12/8/2003	12/8/2003
Foreign Liability	St. Paul/Acordia	2,000,000	12/8/2003	12/8/2003
Fiduciary	Chubb/Acordia	1,000,000	12/8/2003	12/8/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	12/8/2003	12/8/2003

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
November 30, 2003
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$377	3,612
Cost of sales	391	3,106
Gross margin	(14)	506
Sales and marketing	16	127
R & D expenses		
G & A expenses	22	199
Total	38	326
Contribution	(52)	180
Corporate Services	45	343
Operating income (loss)	(97)	(163)
Interest expense	(11)	(76)
Reorganization Costs	**0**	**(10)**
Profit (loss) before tax	($108)	($249)

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 8

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	**Debtor In Possession Operating Report** Report Number: 8 For the period- FROM: [illegible] TO: November 30, 2003

RECEIVED
2003 DEC [illegible] 10
OFFICE OF US TRUSTEE
LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		21,025
TOTAL	-	21,025

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: ____________________

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photocopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Coverage				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3903	$ -
9/30/2003	None	$ 250	11/6/2003	$ 250	4630	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 12/11/03

Debtor In Possession or Trustee
Secretary/Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 8

Type of Insurance	Carrier/Agent Name	Amount Of Coverage	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	12/19/2003	12/19/2003
Property	St. Paul/Acordia	See Below	1/1/2004	1/1/2004
Real Property	St. Paul/Acordia	4,139,502	"	"
Personal Property	St. Paul/Acordia	918,487	"	"
Machinery	St. Paul/Acordia	9,654,327	"	"
Business Income	St. Paul/Acordia	11,000,000	"	"
Theft-Money	St. Paul/Acordia	10,000	"	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/30/2003	11/30/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2009	11/1/2009
Excess	St. Paul/Acordia	5,000,000	12/19/2003	12/19/2003
EPL	Hudson Insurance/Acordia	1,000,000	12/8/2003	12/8/2003
Cargo	St. Paul/Acordia	1,000,000	12/8/2003	12/8/2003
Foreign Liability	St. Paul/Acordia	2,000,000	12/8/2003	12/8/2003
Fiduciary	Chubb/Acordia	1,000,000	12/8/2003	12/8/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	12/8/2003	12/8/2003

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 8

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor in Possession Interim Statement** Statement Number: 8 For the period- FROM: 11/1/2003 TO: 11/30/2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)	**General Account**	**Payroll Account**	**Tax Account**
A. Total Receipts per all Prior Interim Statements	18,753,552	-	-
B. Less: Total Disbursements per all Prior Statements	18,710,189	-	-
C. Beginning Balance (A less B)	43,363	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
11/06: Return of advance from BATF for alcohol tax paid.	49,174		
11/14: Repayment from CRO for wire paid by Hauser in error. (Reference line 177)	5,480		
11/14: Misc receipts deposited by Hauser for Cobra, etc.	746		
11/19: Apisol sale to Wyeth (Proceeds to Trust Account)	501,666		
11/21: Misc receipts deposited by Hauser for Cobra, etc.	131		
11/25: Misc receipts deposited for Cobra, GMAC lease, etc.	811		
11/25: Corporate services and interest payment for November from HTS to Hauser.	57,000		
From Detail Sheet "D"	1,790,696	-	-
TOTAL RECEIPTS THIS PERIOD (D):	2,405,704	-	-
E. Balance Available (C plus D)	2,449,067	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"	1,434,626	-	-
TOTAL DISBURSEMENTS HIS PERIOD (F):	1,434,626	-	-
G. Ending Balance (E less F)	1,014,441	-	-

H. Depositories	Depository Name / Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA	4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA	4945 086353
(3) Trust Account	Wells Fargo Bank - Los Angeles, CA	3648 371247
(4) Tax Account	none	

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	**Location**	
Petty Cash	El Segundo, CA	not to exceed $500
Petty Cash	Longmont, CO	not to exceed $1000

RECEIVED
2003 DEC 15 P 1:10
OFFICE OF US TRUSTEE
LOS ANGELES

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 12/4/03

Thomas W. H.

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		8
For the period-		
	FROM:	11/1/2003
	TO:	11/30/2003

Date of Receipt	**Description**	**General Account**	**Payroll Account**	**Tax Account**
3-Nov		114,751		
4-Nov		127,521		
5-Nov		233,191		
6-Nov		170,811		
7-Nov		157,784		
10-Nov		33,336		
12-Nov		38,788		
13-Nov		115,462		
14-Nov		35,634		
17-Nov		15,887		
18-Nov		81,459		
19-Nov		56,925		
20-Nov		147,449		
21-Nov		73,025		
24-Nov		129,019		
25-Nov		99,153		
26-Nov		160,502		
Hauser A/R	269,730			
BIE A/R	1,520,966			
TOTAL RECEIPTS on this page. (Total will Automatically c		1,790,696	-	-

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor	
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement	
Statement Number:	8
For the period-	
FROM:	11/1/2003
TO:	11/30/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			1,434,626		
TOTAL DISBURSMENTS on this page (Total will automatically carry to p1)				1,434,626		

Hauser, Inc.
Debtor In Possession Interim Statement #8
November 1 to November 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	004584	11/4/2003	UNCOMMON CARRIER	3,337		3,337	Freight/Inventory	Inventory
2	004585	11/5/2003	VOID	-		-	Void	Void
3	004586	11/5/2003	VOID	-		-	Void	Void
4	004587	11/6/2003	ADRON, INC.		1,950	1,950	Nov Rent/Boonton	All Other Expenses
5	004588	11/6/2003	AMZAC ENTERPRISES, INC.		1,047	1,047	Freight	Inventory
6	004589	11/6/2003	BIOMER, INCORPORATED		15,569	15,569	Extract Consulting Services + Expenses	All Other Expenses
7	004590	11/6/2003	CELESTIAL SEASONINGS		3,039	3,039	Inventory	Inventory
8	004591	11/6/2003	CBT INTERNATIONAL, INC.		947	947	Customs Fees	Inventory
9	004592	11/6/2003	FLAROMA		61,929	61,929	Inventory	Inventory
10	004593	11/6/2003	KELATRON CORPORATION		8,998	8,998	Inventory	Inventory
11	004594	11/6/2003	MODESTI BROTHERS, INC.		1,103	1,103	Freight	Inventory
12	004595	11/6/2003	NATIONAL KASHRUTH		200	200	Kosher Certification	Inventory
13	004596	11/6/2003	PEQUEST FURNACE ASSOC., LLC		11,660	11,660	Inventory	Inventory
14	004597	11/6/2003	PRODUCTS DISTRIBUTION, INC.		130	130	Inventory	Inventory
15	004598	11/6/2003	SAMPAC ENTERPRISES		780	780	Freight	Inventory
16	004599	11/6/2003	SUNLINE EXPRESS SYSTEMS, INC.		2,093	2,093	Freight	Inventory
17	004600	11/6/2003	VERIZON		449	449	Cell Phone/Boonton	All Other Expenses
18	004601	11/6/2003	UNITED PARCEL SERVICE - UPS		1,864	1,864	Shipping	Inventory
19	004602	11/6/2003	ACT TELECONFERENCING SERVICES	279		279	Telephone Conference Calls	All Other Expenses
20	004603	11/6/2003	AETNA	2,213		2,213	Dental Premium	All Other Expenses
21	004604	11/6/2003	BAY 4 CAPITAL PARTNERS, LLC	31,279		31,279	Property Tax & Equipment Lease	All Other Expenses
22	004605	11/6/2003	BI NUTRACEUTICALS	9,839		9,839	Inventory	Inventory
23	004606	11/6/2003	CHC OF CALIFORNIA	366		366	Calif EE Medical Insurance Premium Nov	All Other Expenses
24	004607	11/6/2003	CGLIC-PHOENIX EASC	17,415		17,415	CO EE Medical Insurance Premium Nov	All Other Expenses
25	004608	11/6/2003	CONTINENTAL DEVELOPMENT LP	2,922		2,922	Rent/El Segundo	All Other Expenses
26	004609	11/6/2003	CT CORPORATION	495		495	Statutory Representation Hauser	All Other Expenses
27	004610	11/6/2003	DELAWARE SECRETARY OF STATE	7,949		7,949	Corporate Taxes	All Other Expenses
28	004611	11/6/2003	DUANE COWGER	403		403	Expense Reimbursement	All Other Expenses
29	004612	11/6/2003	DENVER RESERVE	220		220	Sec 125 Reimbursement	All Other Expenses
30	004613	11/6/2003	FEDEX	10		10	Shipping	All Other Expenses
31	004614	11/6/2003	HAUSER TECHNICAL SERVICES, INC	3,338		3,338	Paclitaxel Support	All Other Expenses
32	004615	11/6/2003	JEFFERSON PILOT FINANCIAL	747		747	Group Ins. Premium	All Other Expenses
33	004616	11/6/2003	KC MAINTENANCE & SNOW REMOVAL	1,868		1,868	Lawn Mowing & Parking Lot Repair	All Other Expenses
34	004617	11/6/2003	KELLY SERVICES	1,138		1,138	Temporary Services	All Other Expenses
35	004618	11/6/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
36	004619	11/6/2003	KENNETH CLEVELAND ASSOCIATES	1,209		1,209	Expense Reimbursement	All Other Expenses
37	004620	11/6/2003	KINDERMORGAN	6,502		6,502	Utilities HP	All Other Expenses
38	004621	11/6/2003	MCDONALD FARMS ENTERPRISES	2,196		2,196	Nov Rent/Storage	All Other Expenses
39	004622	11/6/2003	JEFFERSON PILOT FINANCIAL	137		137	Voluntary Life Ins. Premium	All Other Expenses
40	004623	11/6/2003	MCMASTER-CARR	729		729	Operating Supplies	All Other Expenses
41	004624	11/6/2003	PROCESS TECHNOLOGIES	6,057		6,057	Operating Supplies	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #8
November 1 to November 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
42	004625	11/6/2003	ROCKYNET	935		935	Internet Service HP	All Other Expenses
43	004626	11/6/2003	SEVERN TRENT LABORATORIES	70		70	Wastewater Testing	All Other Expenses
44	004627	11/6/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
45	004628	11/6/2003	TOP HAT SUPPLY COMPANY	54		54	Operating Supplies	All Other Expenses
46	004629	11/6/2003	UNCOMMON CARRIER INC.	405		405	Freight	Inventory
47	004630	11/6/2003	US TRUSTEE PROGRAM PAYMENT	10,250		10,250	Qtr 3 Fees ZetaPharm/Hauser	All Other Expenses
48	004631	11/6/2003	VISION SERVICE PLAN	136		136	EE Vision Premium	All Other Expenses
49	004632	11/6/2003	WELLS FARGO BANK, N.A.	7,040		7,040	WF Legal Reimbursement	WF Legal Reimbursement
50	004633	11/6/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
51	004634	11/6/2003	GLOBAL NOTICE INC	16,783		16,783	Notice, ZBI sale	All Other Expenses
52	004635	11/6/2003	RR DONNELLY	15,000		15,000	Notice, ZBI sale	All Other Expenses
53	004636	11/11/2003	SHUSTER		280	280	QC Testing	All Other Expenses
54	004637	11/11/2003	ASSOCIATED SALES & BAG CO	377		377	Operating Supplies	All Other Expenses
55	004638	11/11/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
56	004639	11/11/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
57	004640	11/11/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
58	004641	11/11/2003	JEFF FADLEY	1,000		1,000	Travel Advance	All Other Expenses
59	004642	11/11/2003	BAY 4 CAPITAL PARTNERS, LLC	9,634		9,634	Telephone Lease	All Other Expenses
60	004643	11/20/2003	ADVANCED TRAILER LEASING-004	973		973	Trailer Rental	All Other Expenses
61	004644	11/20/2003	AT&T WIRELESS	259		259	Phone Expense	All Other Expenses
62	004645	11/20/2003	VOID	-		-	Void	Void
63	004646	11/20/2003	CENTRAL WELD COUNTY WATER DIST	576		576	Utilities HP	All Other Expenses
64	004647	11/20/2003	DUANE COWGER	750		750	Server Maintenance	All Other Expenses
65	004648	11/20/2003	MILE HI CULLIGAN WATER, INC.	143		143	Water/Cooler Rental	All Other Expenses
66	004649	11/20/2003	DELAWARE SECRETARY OF STATE	4,320		4,320	Delaware Corporate Taxes	All Other Expenses
67	004650	11/20/2003	DENVER INDUSTRIAL PUMPS	1,399		1,399	Operating Supplies	All Other Expenses
68	004651	11/20/2003	DENVER RESERVE	121		121	Sec 125 Reimbursement	All Other Expenses
69	004652	11/20/2003	EXPRESS SERVICES, INC.	3,286		3,286	Temporary Services	All Other Expenses
70	004653	11/20/2003	FEDERAL EXPRESS	10		10	Freight	All Other Expenses
71	004654	11/20/2003	THE FINISHING TOUCH JANITORIAL	2,414		2,414	Janitorial Services/HP	All Other Expenses
72	004655	11/20/2003	GE CAPITAL	198		198	Copier Lease	All Other Expenses
73	004656	11/20/2003	GOODWAY TECHNOLOGIES CORP.	244		244	Operating Supplies	All Other Expenses
74	004657	11/20/2003	GMAC	542		542	Automobile lease (reimbursed 11/25)	All Other Expenses
75	004658	11/20/2003	GREAT WESTERN BUG MAN	52		52	Pest Control	All Other Expenses
76	004659	11/20/2003	VOID	-		-	Void	Void
77	004660	11/20/2003	HASLER	47		47	Postage Meter Rental	All Other Expenses
78	004661	11/20/2003	INDUSTRIAL CHEMICALS CORP.	4,448		4,448	Inventory	Inventory
79	004662	11/20/2003	JEAN PAULSON-KISLESKY	290		290	Expense Reimbursement	All Other Expenses
80	004663	11/20/2003	KC MAINTENANCE & SNOW REMOVAL	1,650		1,650	Parking Lot repair	All Other Expenses
81	004664	11/20/2003	KELLY SERVICES	853		853	Temporary Services	All Other Expenses
82	004665	11/20/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #8
November 1 to November 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
83	004666	11/20/2003	KENNETH C. CLEVELAND	267		267	Expense Reimbursement	All Other Expenses
84	004667	11/20/2003	KROGER-KING SOOPERS CUST CHARG	140		140	Employee Meals	All Other Expenses
85	004668	11/20/2003	VOID	-		-	Void	Void
86	004669	11/20/2003	LINWELD	421		421	Operating Supplies	All Other Expenses
87	004670	11/20/2003	COVANCE LABORATORIES	2,138		2,138	Product Testing	Inventory
88	004671	11/20/2003	GREIF BROTHERS	2,120		2,120	Operating Supplies	All Other Expenses
89	004672	11/20/2003	LAB SUPPORT	702		702	Temporary Services	All Other Expenses
90	004673	11/20/2003	M TECH	78		78	Operating Supplies	All Other Expenses
91	004674	11/20/2003	MCDONALD FARMS ENTERPRISES	220		220	Waste Disposal	All Other Expenses
92	004675	11/20/2003	MCMASTER-CARR	87		87	Operating Supplies	All Other Expenses
93	004676	11/20/2003	MOTOR CARGO	752		752	Freight	Inventory
94	004677	11/20/2003	PREMIUM PROCESSING	62		62	Inventory	Inventory
95	004678	11/20/2003	PUTNAM CORPORATE SERVICES	500		500	Qtrly Base Fee	All Other Expenses
96	004679	11/20/2003	QWEST	289		289	Phone Services	All Other Expenses
97	004680	11/20/2003	QWEST INTERPRISE AMERICA, INC.	50		50	Internet Service HP	All Other Expenses
98	004681	11/20/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
99	004682	11/20/2003	SEVERN TRENT LABORATORIES	235		235	Waste Water Testing	All Other Expenses
100	004683	11/20/2003	SPECTRUM	139		139	Operating Supplies	All Other Expenses
101	004684	11/20/2003	STATE OF CALIFORNIA	800		800	Hauser Northwest Taxes	All Other Expenses
102	004685	11/20/2003	SERVICE UNIFORM RENTAL	743		743	Uniform Rental/Mat Cleaning	All Other Expenses
103	004686	11/20/2003	THOMAS HANLON	75		75	Expense Reimbursement	All Other Expenses
104	004687	11/20/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
105	004688	11/20/2003	TOLIN MECHANICAL SYSTEMS CO.	828		828	Operating Supplies	All Other Expenses
106	004689	11/20/2003	TOP HAT SUPPLY COMPANY	343		343	Operating Supplies	All Other Expenses
107	004690	11/20/2003	US TRUSTEE	250		250	BIE Qtr 3 Payment	All Other Expenses
108	004691	11/20/2003	WESTERN DISPOSAL SERVICES	1,559		1,559	Trash Removal	All Other Expenses
109	004692	11/20/2003	AARON INDUSTRIES, INC.		435	435	Inventory	Inventory
110	004693	11/20/2003	AIDP, INC.		15,928	15,928	Inventory	Inventory
111	004694	11/20/2003	AKA INTERNATIONAL INC		1,721	1,721	Inventory	Inventory
112	004695	11/20/2003	AMPAK COMPANY, INC.		633	633	Inventory	Inventory
113	004696	11/20/2003	AMT LABS, INC.		3,870	3,870	Inventory	Inventory
114	004697	11/20/2003	AMZAC ENTERPRISES, INC.		2,212	2,212	Freight	Inventory
115	004698	11/20/2003	BI NUTRACEUTICALS		90	90	Freight	Inventory
116	004699	11/20/2003	BLUE CALIFORNIA CO.		10,500	10,500	Inventory	Inventory
117	004700	11/20/2003	VOID		-	-	Void	Void
118	004701	11/20/2003	CBT INTERNATIONAL, INC.		2,874	2,874	Customs/Duty Fee	Inventory
119	004702	11/20/2003	EARTH LINK, INC.		146	146	Boonton Internet Services	All Other Expenses
120	004703	11/20/2003	VOID		-	-	Void	Void
121	004704	11/20/2003	HOLMAN DISTRIBUTION CENTER		1,248	1,248	Inventory	Inventory
122	004705	11/20/2003	KELATRON CORPORATION		5,323	5,323	Inventory	Inventory
123	004706	11/20/2003	MODESTI BROTHERS, INC.		407	407	Freight	Inventory

Hauser, Inc.
Debtor In Possession Interim Statement #8
November 1 to November 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
124	004707	11/20/2003	NATIONAL KASHRUTH		200	200	Kosher Certification	All Other Expenses
125	004708	11/20/2003	SUNLINE EXPRESS SYSTEMS, INC.		1,649	1,649	Freight	Inventory
126	004709	11/20/2003	UNITED PARCEL SERVICE - UPS		2,474	2,474	Freight	Inventory
127	004710	11/20/2003	YELLOW TRANSPORTATION, INC.		835	835	Freight	Inventory
128	004711	11/20/2003	BI NUTRACEUTICALS	4,914		4,914	Freight	Inventory
129	004712	11/20/2003	BI NUTRACEUTICALS	590		590	Freight	Inventory
130	004713	11/20/2003	COMPUTERSHARE	691		691	Shareholders Listing	All Other Expenses
131	004714	11/20/2003	CORPORATE EXPRESS	580		580	Office Supplies	All Other Expenses
132	004715	11/20/2003	FEDERAL EXPRESS	18		18	Freight	All Other Expenses
133	004716	11/20/2003	HAUSER TECHNICAL SERVICES, INC	2,348		2,348	Professional Services	All Other Expenses
134	004717	11/20/2003	QWEST	1,027		1,027	Phone Services	All Other Expenses
135	004718	11/20/2003	ROCKYNET	935		935	Internet Service HP	All Other Expenses
136	004719	11/20/2003	UNITED POWER	10,406		10,406	Utilities HP	All Other Expenses
137	004720	11/20/2003	US FILTER	75		75	Operating Supplies	All Other Expenses
138	004721	11/20/2003	XEROX CORPORATION	1,949		1,949	Copier Lease	All Other Expenses
139	004722	11/20/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
140	004723	11/20/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
141	004724	11/20/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
142	004725	11/20/2003	ADRON, INC.		1,950	1,950	December Rent	Inventory
143	004726	11/20/2003	BIOMER, INCORPORATED		73,680	73,680	Comm/Oct + Processing Services	All Other Expenses
144	004727	11/20/2003	BLUE CALIFORNIA CO.		10,000	10,000	Inventory	Inventory
145	004728	11/20/2003	SUNLAND DISTRIBUTION INC.		500	500	Storage Charges	Inventory
146	004729	11/20/2003	THE ANALYTICA GROUP, INC.	72		72	Waste Water Testing	All Other Expenses
147	004730	11/25/2003	NAUMES	2,301		2,301	Inventory	Inventory
148	ED1107	1/11/1903	UNITED PARCEL SERVICE	253		253	Shipping	Inventory
149	ED1114	11/14/2003	UNITED PARCEL SERVICE	1,275		1,275	Shipping	Inventory
150	ED1121	11/21/2003	UNITED PARCEL SERVICE	317		317	Shipping	Inventory
151	ED1128	11/28/2003	UNITED PARCEL SERVICE	462		462	Shipping	Inventory
152	GJ	11/4/2003	ZBI	50,000		50,000	Rmnder ZBI Cst Shr 10/16-10/31	ZBI Cost Sharing
153	GJ	11/5/1985	WELLS FARGO (SHANGHAI MEDICINE)		135	135	Bank Wire/CAD fees	Inventory
154	GJ	11/7/2003	ADP	168		168	Payroll processing fees	All Other Expenses
155	GJ	11/10/2003	WELLS FARGO	7,545		7,545	LOC interest	Interest
156	GJ	11/12/2003	ADP	43,445		43,445	Payroll 11/14 EFTs	Payroll
157	GJ	11/12/2003	LIVE PAYROLL CHECKS	12,166		12,166	Payroll 11/14 Live Checks	Payroll
158	GJ	11/13/2003	ADP	22,440		22,440	Payroll 11/14 Taxes	Payroll
159	GJ	11/14/2003	ZBI	150,000		150,000	ZBI Cst Shr 11/1-11/15	ZBI Cost Sharing
160	GJ	11/20/2003	WELLS FARGO	1,782		1,782	Client Analysis Service Charge	All Other Expenses
161	GJ	11/20/2003	WELLS FARGO (SHANGHAI MEDICINE)		135	135	Bank Wire/CAD fees	Inventory
162	GJ	11/21/2003	ADP	208		208	Payroll processing fees	All Other Expenses
163	GJ	11/24/2003	LIVE PAYROLL CHECKS	11,244		11,244	Payroll 11/26 Live Checks	Payroll
164	GJ	11/25/2003	ADP	40,000		40,000	Payroll 10/26 EFTs	Payroll

Hauser, Inc.
Debtor In Possession Interim Statement #8
November 1 to November 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
165	GJ	11/26/2003	ADP	19,728		19,728	Payroll 10/26 Taxes & Garnishments	Payroll
166	W1104A	11/4/2003	ROADWAY FREIGHT		10,000	10,000	Freight/Inventory	Inventory
167	W1105A	11/5/2021	MONTGOMERY LABORATORIES		12,662	12,662	Inventory	Inventory
168	W1105B	11/5/2003	SHANGHAI MEDICINE		48,000	48,000	Inventory	Inventory
169	W1105C	11/5/2003	NORTHLAND IMPORTS		44,000	44,000	Inventory	Inventory
170	W1106A	11/6/2003	PLANTEXTRACTS, INC		11,000	11,000	Inventory	Inventory
171	W1106B	11/6/2003	SHANGHAI FREEMEN		550	550	Inventory	Inventory
172	W1106C	11/6/2003	US NUTRACEUTICALS		3,060	3,060	Inventory	Inventory
173	W1107A	11/11/1903	MB NORTH AMERICA		24,184	24,184	Inventory	Inventory
174	W1112A	11/12/2003	LALLEMAND		20,183	20,183	Inventory	Inventory
175	W1113A	11/13/2003	ACORDIA INC	17,902		17,902	Insurance	Insurance
176	W1113B	11/13/2003	INDUSTRIAL CHEMICALS GROUP	6,491		6,491	Supplies	All Other Expenses
177	W1113C	11/13/2003	ITOCHU SPECIALTY CHEMICALS	5,480		5,480	Reimbursed by CRO - 11/14	All Other Expenses
178	W1113D	11/13/2003	PUTMAN CORPORATE SERVICES	4,758		4,758	EE 401K contributions	All Other Expenses
179	W1113E	11/13/2003	ROADWAY FREIGHT		10,000	10,000	Freight/Inventory	Inventory
180	W1114A	11/14/2003	BIO DAR		27,454	27,454	Inventory	Inventory
181	W1120A	11/20/2003	DECAS CRANBERRY PRODUCTS	33,375		33,375	Inventory	Inventory
182	W1120B	11/20/2003	FLOROMA, INC		44,329	44,329	Inventory	Inventory
183	W1120C	11/20/2003	LALLEMAND		5,740	5,740	Inventory	Inventory
184	W1120D	11/20/2003	SHANGHAI MEDICINE		14,000	14,000	Inventory	Inventory
185	W1120E	11/20/2003	WOCKHARDT LTD		162,500	162,500	Inventory	Inventory
186	W1124A	11/24/2003	OCEAN SPRAY CRANBERRIES, INC	33,000		33,000	Inventory	Inventory
187	W1124B	11/24/2003	PUTMAN CORPORATE SERVICES	3,403		3,403	EE 401K contributions	All Other Expenses
188	W1124C	11/24/2003	QUFU HAITAO		2,000	2,000	Inventory	Inventory
189	W1125A	11/25/2003	BI NUTRACEUTICALS		4,408	4,408	Inventory	Inventory
				741,575	693,051	1,434,626		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18798-BB

Debtor in Possession Interim Statement		
Statement Number:		8
For the period-		
	FROM:	November 1, 2003
	TO:	November 30, 2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)			**General Account**	**Payroll Account**	**Tax Account**
A. Total Receipts per all Prior Interim Statements			3,588,883	-	-
B. Less: Total Disbursements per all Prior Statements			3,205,332	-	-
C. Beginning Balance (A less B)			383,552	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)					
11-06-03 - Customer Receipts			151,576.61		
11-12-03 - Customer Receipts			2,470.00		
11-13-03 - Customer Receipts			1,270.00		
11-14-03 - Customer Receipts			8,137.50		
11-21-03 - Customer Receipts			41,301.13		
11-26-03 - Customer Receipts			15,028.29		
11-28-03 - Customer Receipts			96,851.94		
From Detail Sheet "D"					
TOTAL RECEIPTS THIS PERIOD (D):			316,635	-	-
E. Balance Available (C plus D)			700,187	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)					
From Detail Sheet "F"			455,224	-	-
TOTAL DISBURSEMENTS THIS PERIOD (F):			455,224	-	-
G. Ending Balance (E less F)			244,963	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	**Location**	
Petty Cash	Denver, CO	Not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 12/4/03

Thomas W. H

Debtor In Possession or Trustee Signature
Secretary / Treasurer

RECEIVED
2003 DEC 15 PM 4:10
OFFICE OF US TRUSTEE LOS ANGELES

Office of the United States Trustee

In re: Hauser Technical Services, Inc.		Debtor In Possession Interim Statement	
A Delaware Corporation		Statement Number:	8
		For the period:	
	Debtor	FROM:	11/1/2003
Chapter 11 Case No:	LA 03-18798-BB	TO:	11/30/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
11/3/2003	11948	6800 Broadway Business Center, LLC	CC Nov Rent	27,175		
11/3/2003	11949	Aetna (Dental)	Emp. Benefit/Nov Dental	2,373		
11/3/2003	11950	CGLIC-Phoenix EASC	Emp. Benefit/Nov Medical	20,978		
11/3/2003	11951	Jefferson Pilot Financial Insurance Co.	Emp Benefit/Nov Life Ins	889		
11/3/2003	11952	Woodspear Properties	GB Nov Rent	17,116		
11/4/2003	11953	Yellow Freight Systems	Other	548		
11/6/2003	11954	Advanced Trailer Leasing 004	Other	134		
11/6/2003	11955	American Society for Microbiology	Other	51		
11/6/2003	11956	American Society of Pharmacognosy	Other	169		
11/6/2003	11957	Biopharma Compliance Services, LLC	Contract Project Services	3,200		
11/6/2003	11958	Chemical Abstract Service	Other	8		
11/6/2003	11959	Colorado Department of Revenue	Sales Taxes paid	16		
11/6/2003	11960	Dan W. Childers	Travel Expenses AAPS	1,460		
11/6/2003	11961	Eileen Jarr	Mileage	23		
11/6/2003	11962	Federal Express	Other	250		
11/6/2003	11963	Gamini J. Jayatilake	Travel Expenses AAPS	1,054		
11/6/2003	11964	GE Capital	Equipment Lease	1,029		
11/6/2003	11965	ISPE	Other	140		
11/6/2003	11966	Jackie L. Nelson	Mileage	50		
11/6/2003	11967	Jefferson Pilot Financial Insurance Co.	Other	94		
11/6/2003	11968	Kathy Granillo	Mileage	11		
11/6/2003	11969	Linweld, Inc.	Other	552		
11/6/2003	11970	Matthew J. Duggan	Travel Expenses AAPS	913		
11/6/2003	11971	McGuckin Hardware, Inc.	Other	93		
11/6/2003	11972	Melissa Varner	Travel Expenses AAPS	762		
11/6/2003	11973	Mile Hi Culligan Water, Inc.	Other	229		
11/6/2003	11974	Mtech	Other	744		
11/6/2003	11975	Orkin Exterminating	Other	130		
11/6/2003	11976	Quantum Analytics	Other	756		
11/6/2003	11977	QWEST - 023B (was 179B)	Other	164		
11/6/2003	11978	QWEST - 564B (was 701B)	Other	50		
11/6/2003	11979	Qwest 692B (was 723B)	Telephone Service	924		
11/6/2003	11980	Randy McEvoy	Meal & Lodging	80		
11/6/2003	11981	Service Uniform Rental - DV	Other	66		
11/6/2003	11982	Tina L. Nelson	Mileage	13		
11/6/2003	11983	Todd Klimkowsky	Maint. Supplies, Mileage	118		
11/6/2003	11984	Trinity Capital Corporation	Other	261		
11/6/2003	11985	Troemner, LLC	Other	388		
11/6/2003	11986	U.S. Trustee	3rd Qtr Bankruptcy Fees	5,000		
11/6/2003	11987	V W R Scientific, Inc.	Other	57		
11/11/2003	0011988	Xcel Energy	Utilities CC & GB	13,602		
11/20/2003	11989	Airgas Dry Ice	Other	147		
11/20/2003	11990	Aramark	Other	34		
11/20/2003	11991	Attentive Action, Inc.	Oct CC Cleaning Service	788		
11/20/2003	11992	Biopharma Compliance Services, LLC	Contract Project Services	3,200		
11/20/2003	11993	BioWest 2003 Conference	Other	25		
11/20/2003	11994	Boston Market Catering	Employee Thanksgiving	689		
11/20/2003	11995	Brothers BBQ Catering	Other	163		
11/20/2003	11996	CDS Analytical, Inc	Other	585		
11/20/2003	11997	Central States Hose, Inc.	Lab Supplies	2,087		
11/20/2003	11998	Cole-Parmer Instrument Co.	Other	111		
11/20/2003	11999	David Dunn	Mileage	65		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 8
Debtor	For the period: FROM: 11/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 11/30/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
11/20/2003	12000	Edward Babaian	Mileage	24		
11/20/2003	12001	Federal Express	Other	342		
11/20/2003	12002	Fisher Scientific	Other	236		
11/20/2003	12003	Fun Services, Inc.	Rental of Tables	60		
11/20/2003	12004	Honeywell International, Inc.	Security Services Contract	2,174		
11/20/2003	12005	Ikon Office Solutions	Other	416		
11/20/2003	12006	Jeff Riegel	Mileage	21		
11/20/2003	12007	JMC Instruments, Inc.	Other	107		
11/20/2003	12008	Julie Shott	Mileage	116		
11/20/2003	12009	Linweld, Inc.	Other	222		
11/20/2003	12010	Margaret Thompson	Client Lunch, Mileage	96		
11/20/2003	12011	Matthew J. Duggan	Team Building Lunch	66		
11/20/2003	12012	North Pecos Water & Sanitation	Other	12		
11/20/2003	12013	Orkin Exterminating	Other	323		
11/20/2003	12014	Paul Iseminger/Training	Empower Training	1,560		
11/20/2003	12015	Pure Water Solutions, Inc.	Other	264		
11/20/2003	12016	QWEST - 146B (was 421B)	Other	308		
11/20/2003	12017	QWEST - 469B	Other	477		
11/20/2003	12018	Qwest 230M	Other	140		
11/20/2003	12019	Qwest Internet Solutions	Other	50		
11/20/2003	12020	Robert A. Gordon	Seminar, Mileage	117		
11/20/2003	12021	Rodney B. McKeever	Janitor Supp./Booth Elect.	493		
11/20/2003	12022	Service Uniform Rental - DV	Other	144		
11/20/2003	12023	Sigma-Aldrich	Other	214		
11/20/2003	12024	Stericycle, Inc.	Other	455		
11/20/2003	12025	Super Tech Filter Corp	Other	15		
11/20/2003	12026	Tri-R Systems, Inc.	Other	58		
11/20/2003	12027	Univ of Colorado Tech Research Cntr	Other	162		
11/20/2003	12028	V W R Scientific, Inc.	Pure Water & Supplies	7,258		
11/20/2003	12029	Waste Management of Denver	Other	69		
11/26/2003	12030	Adam Flick	Mileage	113		
11/26/2003	12031	Advanced Trailer Leasing 004	Other	134		
11/26/2003	12032	Airgas Dry Ice	Other	253		
11/26/2003	12033	Amazon.Com Corporate Credit	Other	166		
11/26/2003	12034	Aramark	Other	82		
11/26/2003	12035	Attentive Action, Inc.	CC Nov Cleaning Service	1,314		
11/26/2003	12036	Brinkmann Instruments, Inc.	Other	22		
11/26/2003	12037	Cole-Parmer Instrument Co.	Supplies/Tubing	1,945		
11/26/2003	12038	Corporate Express	Other	93		
11/26/2003	12039	David Clark	Mileage	119		
11/26/2003	12040	Full Spectrum Analytics, Inc.	Equipment Maint. Contract	5,854		
11/26/2003	12041	Iron Mountain	Other	113		
11/26/2003	12042	Jeol USA, Inc.	Equipment Maint. Contract	1,560		
11/26/2003	12043	K and M Electronics, Inc	Other	783		
11/26/2003	12044	Quantum Analytics	Other	355		
11/26/2003	12045	Qwest - 922B (was 612B)	Other	47		
11/26/2003	12046	Qwest 231B	Telephone Service	933		
11/26/2003	12047	Remel, Inc.	Other	313		
11/26/2003	12048	RockyNet.com, Inc.	CC Internet Service	900		
11/26/2003	12049	Service Uniform Rental - DV	Other	72		
11/26/2003	12050	Sigma-Aldrich	Other	45		
11/26/2003	12051	V W R Scientific, Inc.	Other	645		

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	**Debtor In Possession Interim Statement**
A Delaware Corporation	Statement Number: 8
	For the period:
Debtor	FROM: 11/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 11/30/2003

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
11/26/2003	12052	Waters Corporation		Equipment Maint. Contract	2,685		
11/12/03	Wire Trnsf	Itochu Specialty Chemicals, Inc		Production Materials for Project	72,000		
11/13/03	Wire Trnsf	Itochu Specialty Chemicals, Inc		Production Materials for Project	5,480		
11/11/03	Wire Trnsf	Payroll 11-13 - Direct Deposit		Payroll & Payroll Taxes	46,638		
11/12/03	Wire Trnsf	Payroll 11-13 - Taxes		Payroll & Payroll Taxes	23,492		
11/13/03	Pyrl Cks	Payroll 11-13 - Checks		Payroll & Payroll Taxes	11,684		
11/13/03	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	6,346		
11/24/03	Wire Trnsf	Payroll 11-26 - Direct Deposit		Payroll & Payroll Taxes	46,147		
11/25/03	Wire Trnsf	Payroll 11-26 - Taxes		Payroll & Payroll Taxes	23,227		
11/26/03	Pyrl Cks	Payroll 11-26 - Checks		Payroll & Payroll Taxes	11,696		
11/24/03	Wire Trnsf	Putnam Transfer (401k)		401 K Deposit	6,314		
11/7/03	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	232		
11/21/03	Wire Trnsf	ADP Processing Fee		Payroll Processing Fee	232		
10/22/03	Acnt Trnsf	Wells Fargo	#	Bank Fee	632		
10/31/03	Wire Trnsf	Hauser Inc.	#	Admin Fees & Interest	57,000		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)					455,224	0	0